SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: April, 2017	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

10160 – 112 Street

Edmonton, Alberta

Canada T5K 2L6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                              Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: April 3, 2017	By:	/s/ Daniel J. Lefaivre
		Name:	Daniel J. Lefaivre
		Title:	Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Code of Business Conduct